

March 19, 2012

Mark DeCesaris
Chief Financial Officer
W.P. Carey & Co. LLC
50 Rockefeller Plaza
New York, NY 10020

> **Re:** **W.P. Carey & Co. LLC**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2011**
> **Filed February 29, 2012**
> **File No. 001-13779**

Dear Mr. DeCesaris:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for year ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Supplemental Financial Measures

Adjusted Cash Flow from Operating Activities, page 55

1. In future filings, please present 'Cash flow used in investing activities' and 'Cash flow provided by financing activities' when you present 'Adjusted cash flow from operating activities.' Please refer to Item 10(e) of Regulation S-K and to Compliance and Disclosure Interpretation 102.06.

Financial Statements

Notes to Consolidated Financial Statements

Note 3. Agreements and Transactions with Related Parties

Distributions of Available Cash and Deferred Revenue Earned, page 75

2.   We note you recorded the Special Member Interest at its fair value and an equal amount of deferred revenue, which will be amortized into earnings over the expected period of performance. Please tell us your basis in U.S. GAAP for your accounting for this transaction.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Jennifer Monick, Senior Staff Accountant, at 202-551-3295 or me at 202-551-3629 if you have questions.

                                        Sincerely,

                                        /s/ Kevin Woody

                                        Kevin Woody
                                        Branch Chief